EX99.14
CONSENT OF QUALIFIED PERSON

I, Michael Yakimchuk, P.Eng, consent to the public filing by Alamos Gold Inc. of the technical report titled “Island Gold District 2026 Expansion Study NI 43-101 Technical Report, Dubreuilville, Ontario, Canada” and dated effective February 3rd, 2026 (the “Technical Report”).
I also consent to any extracts from, or a summary of, the Technical Report in the February 3rd, 2026, news release of Alamos Gold Inc. (the “News Release”).
I certify that I have read the News Release filed by Alamos Gold Inc. and that it fairly and accurately represents the information in the Technical Report for which I am responsible.
DATED this 20th day of March 2026
“Original Signed”
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Michael Yakimchuk, P.Eng